[ILC Logo]

                                                                    June 5, 1997

Dear Fellow Stockholder:

    By now, most of you probably are aware that Integrated Living Communities, Inc. entered into a merger agreement providing for the acquisition of ILC by Whitehall Street Real Estate Limited Partnership VII, a real estate investment fund affiliated with Goldman, Sachs & Co. Under this agreement, a wholly-owned subsidiary of Whitehall Street has today commenced a cash tender offer to purchase all of ILC's outstanding common stock at a price of $11.50 per share in cash. Following completion of the tender offer, a merger will occur in which all ILC shares not acquired in the tender offer will be converted into the right to receive $11.50 per share in cash.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF ILC AND RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES.

    In reaching its conclusion, the Board considered a wide variety of factors, including the opinion delivered to the Board by Smith Barney Inc., ILC's financial advisor, to the effect that, as of the date of the opinion and based upon and subject to certain matters stated therein, the consideration of $11.50 per share in cash to be received in the Offer and the Merger by ILC stockholders (other than Whitehall and its affiliates) was fair to such stockholders from a financial point of view. These factors are described in the attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission. YOU ARE URGED TO READ THE ENCLOSED DOCUMENTS CAREFULLY.

    I, personally, along with the Board of Directors, management and employees of ILC, thank you sincerely for your support during the relatively short time we have been a public company. We believe that the Offer and the Merger are in the best interests of our stockholders and strongly recommend that you accept the Offer.

                                          Sincerely,

                                          /s/ Edward J. Komp
                                          Edward J. Komp
                                          President and Chief Executive Officer

24850 Old 41 Road, Suite 10, Bonita Springs, FL 34135-7022
Tel 941 947 7200